NEWS RELEASE	ELD No. 09-06
TSX: ELD NYSE-A: EGO	February 24, 2009
Eldorado Gold Withdraws Public Offering of Common Shares
Eldorado Gold Corporation (“Eldorado” or the “Company”) announced today that is has elected to withdraw its preliminary prospectus filed in connection with its previously announced public offering (“Offering”).  While the Offering received strong support, the terms presented by our underwriters did not meet our minimum expectation of net proceeds without exceeding an acceptable limit of dilution.  Accordingly, we are withdrawing our preliminary prospectus and will not be proceeding with the Offering and have no current intention of issuing further equity.
“As the industry’s lowest cost pure gold producer, our balance sheet remains strong, with no debt and we clearly have the financial strength to meet our development goals to produce approximately 800,000 oz gold per year by 2013.  To accept the offered terms of the equity issue would have resulted in an unacceptable level of dilution for our current shareholders.” said Paul Wright, President and Chief Executive Officer.
Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward looking statements or information within the meaning of the Securities Act (Ontario). Such forward looking statements or information include, but are not limited to statements or information with respect to unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements or information are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements or information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Specific reference is made to “Forward Looking Statements and Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 31, 2008. Forward-looking statements herein include statements regarding the expectations and beliefs of management. Such factors included, amongst others the following: gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; risks from litigation; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 31, 2008. We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.
Eldorado Gold Corporation’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the NYSE-Alternext US (NYSE-A: EGO).

Contact:
Earl Price, Chief Financial Officer
Eldorado Gold Corporation
Phone: 604.601-6661 or 1.888.353.8166	1188, 550 Burrard Street
Fax: 604.687.4026	Vancouver, BC V6C 2B5
Email: earlp@eldoradogold.com	Web site: www.eldoradogold.com
Request for information packages: info@eldoradogold.com